FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 30, 2004

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated September 1, 2004.
2.	Press release dated September 7, 2004.
3.	Press release dated September 7, 2004
4.	Press release dated September 7, 2004
5.	Press release dated September 7, 2004
6.	Press release dated September 7, 2004

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	September 30, 2004
ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

AMI SEMICONDUCTOR CHOOSES ARM TO DRIVE AUTOMOTIVE ELECTRONICS FOR INFORMATION,
PERFORMANCE AND SAFETY IN CARS

AMIS chooses ARM to address complex new 32-bit electronics solutions

POCATELLO, IDAHO AND CAMBRIDGE, UK – Sept. 1, 2004 – AMI Semiconductor (Nasdaq: AMIS), and ARM [(LSE:ARM); (Nasdaq:ARMHY)], today announced that AMIS has selected the ARM® architecture for a new range of programmable automotive electronics solutions. AMIS has licensed two ARM7™ family processors to develop industry-specific solutions that will help improve driver information, in-car entertainment, body electronics and passenger safety.

The intelligent, low-cost, high-performance ARM7TDMI® and ARM7TDMI-S™ microprocessors will enhance silicon solutions produced by AMIS, including high-voltage interfacing, low data rate wireless solutions, system-level integration and sensor interfaces used by Tier 1 automotive system suppliers worldwide.

Gartner Dataquest’s estimates for the automotive semiconductor market in 2002 show a growth of 4.3 percent to US$13.1 billion. Much of the growth came from semiconductor applications including enhanced powertrain electronics like direct injection engine control units and anti-lock braking systems with an electronic stability program (ESP) or brake booster. Emerging applications that enjoyed healthy demand included airbag accelerometer sensors, rain sensors, ultrasonic parking sensors, telematics and yaw rate sensor integrated circuits (Gartner Dataquest, ‘Production surge boots automotive semiconductor market’, 17 July 2003).

The new ARM Powered® AMIS solutions will help suppliers and manufacturers improve engine control to meet environmental legislations as well as increase car safety and performance via enhanced powertrain electronics. The first ARM technology-based automotive solutions from AMIS are expected to be available in 2006.

“The ARM architecture overall provides the flexibility we need to create new solutions, and improve on existing ones, for a constantly changing market,” said Tony Denayer, senior vice president, product development, AMIS. “The ARM7 family cores suit multiple technologies and can be adapted to specific application requirements, such as low power consumption, low radiation or emission, or they can be optimized for specific high-speed capabilities.”

Cost, size and power benefits were other important factors when AMIS chose the ARM7 family. They will now be integrated into user specific integrated circuits (USICs) and application specific integrated circuits (ASICs) and application specific standard products (ASSPs) to create flexible system-on-chip (SoC) solutions combining mixed-signal and high-voltage functionality, complex digital circuitry and embedded microprocessors in a single chip.

In addition, the flexible nature of the ARM processors means they can be used in AMIS chips for other industrial applications, such as high-end circuit breakers for home safety, or even in aerospace and military applications.

“AMIS provides unparalleled manufacturing adaptability and dedication to its customers,” said Wayne Lyons, global automotive segment manager, ARM. “The ARM architecture provides a robust standard, extensively supported by developers across the industry. This infrastructure will help protect AMI Semiconductor’s current developments and provide greater re-use of the technology in the vehicle network, and beyond, to other industries.”

The ARM7TDMI-S core will be used in AMI Semiconductor’s 0.35µm, 0.25µm or 0.18µm I3T mixed-signal high-voltage solutions, and potentially in its field programmable gate arrays (FPGA) to ASIC conversion solution, XPressArray™.

About AMIS
AMI Semiconductor (AMIS) is a leader in the design and manufacture of silicon solutions for the real world. As a widely recognized innovator in state-of-the-art integrated mixed-signal semiconductor products, mixed-signal foundry services and structured digital products, AMIS is committed to providing customers in the automotive, medical and industrial markets with optimal value, quickest time-to-market semiconductor solutions. Offering unparalleled manufacturing flexibility and dedication to customer service, AMI Semiconductor operates globally with headquarters in Pocatello, Idaho, European corporate offices in Oudenaarde, Belgium, and a network of sales and design centers located in the key markets of the United States, Europe and the Asia Pacific region.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM's 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company's broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

# # #

ARM, ARM Powered and ARM7TDMI are registered trademarks of ARM Limited. ARM7 and ARM7TDMI-S are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)]; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Item 2

ARM OPENS BEIJING OFFICE TO SUPPORT STRONG
REGIONAL GROWTH

Signs License Agreements with CoreTek, HOPEN and SMIC and ZRRT

BEIJING, CHINA AND CAMBRIDGE, UK - Sept. 7, 2004 – ARM [LSE: ARM, Nasdaq: ARMHY], today announced the opening of its Beijing office, focused on supporting Partners and leveraging strong growth opportunities in this fast-developing market. On the same day, ARM also announced four new strategic license agreements with CoreTek, HOPEN, Semiconductor Manufacturing International Corporation (SMIC), and ZRRT.

The ARM Beijing office will serve as a sales and marketing resource for China and is strategically located to provide regional support for the ARM® Partners located in Beijing. These Partners include fabless chip designers, Chinese IC design centers, universities and academic research organizations, foundries, OEM manufacturers and other third parties.

Today’s official opening ceremony will be attended by industry and government leaders, including Stephen Timms, Minister of State for Energy, e-Commerce and Postal Services of the UK Government; Tudor Brown, COO of ARM; and Jun Tan, president of ARM China.

“Beijing is widely acknowledged as one of the biggest semiconductor and IT centers in China. We see this office opening as a significant step in increasing our commitment to the China market,” said Tudor Brown, COO, ARM. “ARM Partners have shipped more than one billion ARM processors in the past year, and we see China as a key market for further success with the ARM architecture over the next few years.”

The Beijing office will serve as a strong local hub for ARM in helping its Partners achieve success by providing leading intellectual property that enables local companies to reduce their time to market and create competitive high-value products and solutions based on the ARM architecture. ARM opened its first office in Mainland China, ARM

Consulting (Shanghai) Co. Ltd., a wholly owned foreign enterprise, in Shanghai in July 2002.

“By establishing a local office in Beijing, we will be strategically positioned to support our key Partners as well as leverage the strong growth in this region,” said Jun Tan, president of ARM China. “With today’s announcement, we are continuing to demonstrate our commitment to developing industry-leading technology and supporting existing and prospective Partners – helping to grow together in China’s fast-developing semiconductor industry.”

ARM also announced four new license agreements with Partners in China. These announcements include licenses for the ARM Jazelle® Enabling Technology Kit (JTEK™) signed by Beijing-based ZRRT Communications Technology Co., Ltd., CoreTek Systems Inc. and HOPEN. In addition, SMIC has licensed the ARM926EJ™ microprocessor and its associated Embedded Trace Macrocell™ (ETM9™) on-chip debug peripheral.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company's broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM and Jazelle are registered trademarks of ARM Limited. ARM926EJ, Embedded Trace Macrocell, ETM9, and JTEK are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Item 3

ZRRT COLLABORATES WITH ARM TO INTEGRATE JTEK TECHNOLOGY
IN CHINA UNICOM’S NEXT-GENERATION JAVA ENVIRONMENT

ARM Jazelle Java acceleration technology will enable the UniJa alliance to deliver Java-
based mobile phone services to all handset manufacturers

BEIJING, CHINA AND CAMBRIDGE, UK - Sept. 7, 2004 – ZRRT, the Chinese mobile technology provider, and ARM [(LSE: ARM); (Nasdaq: ARMHY)], announced today that ZRRT Communications Technology Co., Ltd. is collaborating with ARM to integrate the ARM® Jazelle® Enabling Technology Kit (JTEK™) software into ZRRT’s Java virtual machine. The ARM JTEK technology will be used to help develop Java mobile phone services for UniJa, a Java-based, value-adding service platform promoted by the strategic alliance of China Unicom, Sun Microsystems and ZRRT.

ARM Jazelle technology enables devices to execute Java byte code directly, so wireless and internet device developers can build in the capability to run high-performance Java technology applications much faster, with limited power and cost penalties. The Jazelle technology will enable ZRRT to provide UniJa with a Java platform, which will be used primarily by China Unicom’s 100 million subscribers. The UniJa environment will provide mobile subscribers with rich services with no application compatibility issues between handsets, or intrusion of illegal programs.

“Mobile users demand an ever more engaging experience and Java is the key to capitalizing on this trend, while driving up the ARPU,” said Harry Zhou, senior vice-president and chief technical officer, Beijing ZRRT Communications Technology Co., Ltd. “This agreement with ARM accelerates the mass market potential of enriched data services and offers end users a rich selection of mobile applications such as downloadable games, music and video.”

“We are looking forward to building on our partnership with ZRRT, to help them provide China Unicom’s subscribers with the next generation of Java applications,” said Jun Tan, president, ARM China. “Embedded Java technology offers consumers better mobile applications without compromising battery life, which is why ZRRT has chosen to work with ARM and its proven JTEK solution for the UniJa Java environment for mobile phones.”

About ZRRT
Beijing ZRRT Communications Technology Co., Ltd., a high-tech provider of Telecom products and Technology hereafter referred to as ZRRT, was founded in 2003 by Zhenrong Corporation, headquartered in Zhuhai, P.R. China and China Unicom (CU), as a result of the strategic cooperation between these two companies in the area of premium telecom value-adding services provisioning.

ZRRT manufactures and markets a wide range of products with the main focus on core software R&D for mobile terminals. Through the introduction, mastery and re-creation of advanced technologies from abroad, ZRRT is committed to promptly customizing these technologies and make them our own complete set of copyrighted technologies. More information on ZRRT is available at http://www.zrrt.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company's broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM and Jazelle are registered trademarks of ARM Limited. JTEK is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Contact Details:

ARM PRESS OFFICE: +44 208 996 4141

Niall O’Malley
Text 100
+44 208 996 4143
londonarm@text100.co.uk

Item 4

SMIC EXTENDS ARM FOUNDRY PROGRAM RELATIONSHIP TO ARM926EJ
PROCESSOR IN 0.13-MICRON PROCESS

CAMBRIDGE, UK – Sept. 7, 2004 – ARM [(LSE: ARM) (Nasdaq: ARMHY)] today announced that Semiconductor Manufacturing International Corporation (SMIC; NYSE: SMI and HKSE: 981), one of the leading semiconductor foundries in the world, has extended its participation as an approved foundry in the ARM® Foundry Program by licensing the ARM926EJ™ microprocessor and its associated Embedded Trace Macrocell™ (ETM9™) on-chip debug peripheral. The ARM926EJ processor will be implemented in a 0.13-micron process, and will enable SMIC to respond to increased demand for foundries capable of manufacturing ARM9™ family-based system-on-chip (SoC) solutions.

“China is an increasingly important supplier of semiconductors to both Chinese and international electronics manufacturers,” said James Sung, vice president of sales and marketing at SMIC. “Because of the sharp growth in the electronics market, the sophistication of Chinese semiconductor designs is increasing at an unprecedented rate. Domestic fabless semiconductor companies demand a local manufacturing partner for complex SoCs, particularly in 0.13-micron process. This new license leverages SMIC’s expertise in ARM microprocessor-based implementations and satisfies our customers’ requirements.”

Today’s announcement marks the third product in the ARM roadmap to be licensed by SMIC. The foundry licensed the ARM7TDMI® processor in July 2003 and the ARM922T™ processor (plus ETM9 software) in March 2004.

“This extension of ARM’s already strong relationship with SMIC will offer our fabless semiconductor Partners in the ARM Foundry Program rapid access to design, debug, and advanced ARM implementation technology,” said Jun Tan, president, ARM China. “Together, ARM and SMIC will continue to support the development of the Chinese electronics industry.”

Availability
SMIC expects to have silicon-proven implementations of the ARM926EJ processor in 0.13-micron process available by Q1 2005.

About the ARM Foundry Program
The ARM Foundry Program is an innovative business model that enables fabless semiconductor companies in emerging markets to gain access to ARM processor technology, for use in the design and manufacture of advanced SoC solutions. The Foundry Program builds a three-way partnership among ARM, an approved silicon foundry, and a fabless semiconductor company that accelerates the time-to-market for ARM processor-based designs, and enables OEMs without access to fabrication facilities to work directly with an approved ARM semiconductor foundry. ARM now offers the ARM926EJ Prime Starter Kit (combined ARM926EJ processor, PrimeXsys™ Platform and Embedded Trace Macrocell module), the ARM7TDMI processor, the ARM922T processor, the ARM946E™ processor and the ARM1022E™ processor through its Foundry Program.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company’s broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, ARM7TDMI, Jazelle and Thumb are registered trademarks of ARM Limited. ARM9, ARM922T, ARM926EJ, ARM946E, ARM1022E, Embedded Trace Macrocell, ETM9 and PrimeXsys are trademarks of ARM Limited. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Item 5

CORETEK AND HOPEN COLLABORATE WITH ARM TO DEVELOP
SUPPORT FOR JTEK AND SWERVE TECHNOLOGY

CoreTek and Hopen collaborate with ARM to bring Java and 3D Applications to China’s
Wireless Operators, Device Manufacturers and Content Developers

CAMBRIDGE, UK – Sept. 7, 2004 – ARM [(LSE: ARM) (Nasdaq: ARMHY)] today announced that it will collaborate with CoreTek Systems Inc. and Hopen Software Engineering Co., Ltd. to integrate the ARM® Jazelle® Technology Enabling Kit (JTEK™) for Java acceleration and Swerve Client 3D applications platform, developed in collaboration with Superscape Group plc, into their software platforms for wireless devices.

The integration of the JTEK software and Swerve Client into the CoreTek and Hopen software platforms will enable the two companies to create a technical foundation for Chinese device manufacturers, network operators and content providers to bring rich and compelling content and graphics to subscribers.

“Today’s announcement is a significant milestone for ARM and demonstrates our commitment to providing Partners with enabling software solutions that address their specific market needs,” said Jun Tan, president, ARM China. “With the ARM JTEK technology and the Swerve Client, providers can deliver enhanced user experiences, and everyone in the mobile market chain – including chip makers, operators and users -- wins.”

“With close to 300 million subscribers, China is the world’s largest mobile market. We must continue to innovate and provide our customers with software solutions that will satisfy Chinese handset subscribers,” said Professor Yue Gao, vice president, Hopen Software. “Incorporating ARM JTEK technology, the de-facto solution for Java acceleration on embedded devices, in our products will enable us to meet China’s appetite for powerful, mobile Java applications.”

“The ability to rapidly develop 3D and Java applications that can easily be downloaded and run on mobile devices will accelerate market demand for next-generation devices,”

said Min-Yuan Zhu, chief executive officer, CoreTek Systems. “Our collaboration with ARM in deploying JSR-184 support in our software platform will help set the standard for 3D gaming in China and expand wireless operators’ revenues streams.”

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company’s broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and Jazelle are registered trademarks of ARM Limited. JTEK is a trademark of ARM Limited. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Item 6

SUN MICROSYSTEMS AND ARM TO DELIVER HIGH-PERFORMANCE,
PRE-INTEGRATED JAVA SOLUTIONS FOR MOBILE DEVICES

Long-term collaboration to integrate mobile Java solutions will enhance performance and reduce resource requirements and cost of deployment

SANTA CLARA, CA AND CAMBRIDGE, UK – Sept. 7, 2004 – Sun Microsystems (Nasdaq: SUNW) and ARM [(LSE: ARM); (Nasdaq: ARMHY)], today announced a long-term collaboration to integrate and distribute optimized Java™ solutions for mobile devices. The integration of software and hardware optimizations will enhance the end-user mobile experience by significantly boosting computing power behind mobile Java applications.

Sun and ARM will also streamline access to the integrated product by establishing one single distribution source through Sun, thereby improving integration efficiency and reducing time-to-market for handset manufacturers and carriers. The integrated product will be distributed by Sun; commercial deployment of the integrated product will be subject to the separate licensing terms of Sun and ARM respectively.

ARM and Sun will jointly optimize and integrate software that enables the widely deployed ARM® Jazelle® hardware acceleration technology into Sun’s Connected Limited Device Configuration HotSpot™ Implementation (CLDC HI), a market-leading optimized Java Virtual Machine for resource-constrained mobile devices. The integrated product is expected to increase application execution speed and reduce application startup time by up to 50% compared to the current version of CLDC HI; other enhancements will enable increased efficiency in power and memory consumption. These new enhancements will help reduce costs for handset manufacturers and carriers while providing a better mobile experience to consumers running applications such as video streaming, multi-player and advanced imaging applications.

“Java technology continues to drive adoption of mobile data services, and is expected to reach 1.5 billion consumers by 2007,” said Alan Brenner, vice president, Consumer and Mobile Systems Group of Sun Microsystems. “Through our collaboration with ARM, handset manufacturers and carriers will not only benefit from a high-performance, pre-tuned Java implementation that is supported by both Sun and ARM, but will also gain from significantly increased efficiency and reduced cost and complexity in integrating and deploying Java technology-enabled mobile handsets.”

Jazelle hardware acceleration technology is an integral part of the ARM portfolio of application processor designs. This latest agreement with Sun continues the rapid expansion in support for Jazelle hardware, and will contribute to bringing significant performance enhancements to the large number of Sun CLDC-HI licensees.

“We are seeing extremely high, worldwide deployment of Jazelle technology-enabled cores, leading to a significant increase in Java performance on a wide range of embedded devices,” said Mike Inglis, executive vice president of Marketing, ARM. “By integrating optimized hardware and software for mobile Java devices, we are improving users’ experiences while increasing return on investment for handset manufacturers and network operators.”

Sun’s CLDC HI customers will be able to integrate, test, and benchmark the integrated product with Jazelle capabilities out of the box. Handset manufacturers and carriers can choose to deploy a software-only solution using CLDC HI alone, or an integrated solution combining CLDC HI and Jazelle technologies.

Sun plans to ship CLDC HI integrated with Jazelle technology-enabling software in Q4 of 2004.

About Sun Microsystems
Since its inception in 1982, a singular vision -- “The Network Is The Computer” -- has propelled Sun Microsystems, Inc. (Nasdaq: SUNW) to its position as a leading provider of industrial-strength hardware, software and services that make the Net work. Sun can be found in more than 100 countries and on the World Wide Web at http://sun.com

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM's 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company's broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and Jazelle are registered trademarks of ARM Limited. ARM926EJ and ARM1136EJ-S are trademarks of ARM Limited. Sun, Sun Microsystems, the Sun logo, Java, and J2ME are trademarks or registered trademarks of Sun Microsystems, Inc. in the United States and other countries. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)]; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

PRESS CONTACTS:

Sun Microsystems
Rebecca Lui
Telephone: +1 408 276 5292
E-mail: rebecca.lui@sun.com

ARM
Michelle Spencer
Telephone: +44 (0)1628 427780
E-mail: michelle.spencer@arm.com